pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces BC Supreme Court Sets Aside Negative Government Decision

Vancouver BC,  December 11, 2013:  The Company is pleased to provide more information about its successful effort to set aside the decision made last year not to issue an Environmental Assessment Certificate (“EAC”) for its proposed Morrison Copper/Gold Mine.

The court hearing took place in the Supreme Court of British Columbia from August 7 to 9, 2013 in Vancouver, and a 55 page written decision was released on December 9, 2013.

In his decision, Justice Affleck found the administrative process which was followed, including the decision of the previous Minister of Environment and the previous Minister of Energy & Mines, “failed to comport with the requirements of procedural fairness”.  In reaching this conclusion, Justice Affleck rejected arguments by the government’s lawyer that common law rules of procedural fairness do not apply to the environmental assessment process.

The Court ordered that the Ministers’ decision be quashed and set aside, and ordered that the Company’s application for an environmental certificate be remitted to the current Ministers for reconsideration.  This time, the Company and interveners will be entitled to be provided with a copy of the recommendations, if any, sent to the Ministers and will be entitled to provide written response to the recommendations in advance of a further decision.

The Company spent almost 10 years, and approximately $10 million, working its way through the environmental assessment process.  Environmental Assessment Office (EAO) completed a 206-page comprehensive assessment report in August, 2012 and concluded that based upon successful implementation of mitigation measures and legally-binding conditions, the EAO is satisfied that no direct or indirect significant adverse effects are predicted or expected from the proposed Project.  The report also concluded that the First Nations consultation process was “carried out in good faith,” was “appropriate and reasonable in the circumstances,” and was sufficient to “maintain the honour of the Crown.”

In addition, the Canadian Environmental Assessment Agency (CEAA) produced a draft Comprehensive Study Report (CSR) that also concluded that the proposed Project is not likely to cause significant adverse environmental effects.

The CEAA draft CSR, September 2012, concluded that: “The environmental effects of the Project have been determined using assessment methods and analytical tools that reflect the current best practices of impact assessment practitioners. As a result of incremental changes to the project design and additional mitigation measures and commitments applied to the Project throughout the comprehensive study process, the Agency concludes that the proposed project can be constructed, operated, maintained, and decommissioned without significant adverse effects, including consideration of cumulative effects.  No significant adverse biological, physical, or human health effects are predicted.  Any residual effects are predicted to be of low magnitude, moderate duration, localized in geographic extent, and reversible over the long term following decommissioning.  Taking into account the above, including proposed mitigation measures and proponent commitments; the Agency concludes that the Project is not likely to cause significant adverse environmental effects.”

Following the October 1, 2012 rejection of the environmental certificate, the Company lost approximately $140 million in market capitalization.

The current Minister of Energy & Mines, the Honourable Bill Bennett, was reported last month as saying he hopes the Federal government will reverse its previous rejection of the proposed Prosperity Mine near Williams Lake (another copper/gold mine project), even though the review process for that project concluded there would likely be significant adverse environmental effects.  In contrast and as already noted, the review of the Morrison Copper/Gold Mine proposal concluded there would likely be no significant adverse effects from this project.

If approved, the Morrison Copper/Gold Mine could help support Premier Christy Clark’s “BC Jobs Plan” by providing more than 1,100 jobs during two years of construction, plus 251 direct jobs and another 350 indirect jobs during the 21 years of anticipated operation of the mine.  Federal, provincial and municipal governments stand to receive $71.6 million in various taxes and fees during the construction phase, in addition to a total of approximately $245.7 million during the operating phase of the project.  The total tax revenue from construction and operations is $317.3 million in federal, provincial and municipal taxes. This does not include the Provincial Mineral Tax calculation.

The Company looks forward to working with the BC Government and First Nations to bring the mine into production, providing employment and training opportunities for residents of northwestern BC while successfully implementing the numerous mitigation measures that the company is committed to.

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml